                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                               Commission File Number 0-13324
                                                                     ----------

(Check One): [X]Form 10-K and Form 10-KSB [ ]Form 11-K [ ]Form 20-F
             [ ]Form 10-Q and Form 10-QSB [ ]Form N-SAR

                 For Period Ended: December 31, 2001
                                   -------------------------------
                 [  ]     Transition Report on Form 10-K and Form 10-KSB
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q and Form 10-QSB
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ---------------------------

 Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

--------------------------------------------------------------------------------

                       PART I - REGISTRANT INFORMATION


Full name of registrant
Questron Technology, Inc.
--------------------------------------------------------------------------------
Former name if applicable

--------------------------------------------------------------------------------
Address of principal executive office (STREET AND NUMBER)
6400 Congress Avenue, Suite 2000
--------------------------------------------------------------------------------
City, state and zip code
Boca Raton, FL 33487
--------------------------------------------------------------------------------

                        PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Form 12b-25
Questron Technology, Inc.
File No. 0-13324

Response to Part III - Narrative.

         On February 3, 2002, Questron Technology, Inc. ("Questron") and its subsidiaries filed for protection under Chapter 11 of the U.S. Bankruptcy Code, and Questron and its subsidiaries are currently seeking bankruptcy court approval of a sale of substantially alsl of their assets.

         On February 25, 2002, the bankruptcy court entered a Cash Collateral Order limiting Questron's use of the cash proceeds of the collateral securing the obligations under its senior secured credit agreement to certain budgeted expenses, including, but not limited to, ordinary course of business expenses and payments to outside professionals. Although the budgeted expenses include an allowance for professional fees, they do not contemplate expenditures in connection with the preparation of audited financials and an Annual Report on Form 10-K for the year ended December 31, 2001. Accordingly, based upon the Cash Collateral Order and the associated budget, Questron projects that it will not have cash sufficient to complete its planned audit and Annual Report on Form 10-K for the year ended December 31, 2001.

         In addition, Questron's executive officers and administrative staff have been principally engaged in preparations to sell substantially all of Questron's assets pursuant to a proposed sale transaction, which is currently anticipated to be approved by the bankruptcy court on April 16, 2002 and to close about 10 days later. They also have been complying with due diligence requests of the proposed purchaser, as well as other potential purchasers who may participate in the bankruptcy court auction which will precede the closing of the proposed sale, and dealing with bankruptcy-related matters.

         Questron has filed a request with the Securities and Exchange Commission staff proposing to file with the SEC under the cover of a Form 8-K copies of monthly reports filed with the bankruptcy court within 15 calendar days following their submission to the court in lieu of filing its Annual Report on Form 10-K and subsequent quarterly reports on Form 10-Q. This modified reporting procedure would replace the periodic reports required under the Securities Exchange Act until the completion of the bankruptcy process.

Response to Part IV, Item (3) - Other Information.

         As reported in Questron's prior periodic reports, the downturn in the economy and the immediate effect on manufacturing by OEMs and their concomitant need for logistics, and therefore Questron's products and services, has diminished to the point of putting Questron in default on its debt instruments. For the quarter ended September 30, 2001, Questron reported sales of $27.7 million, compared with $41.9 million reported for the quarter ended September 30, 2000. Earnings before interest, taxes, depreciation and amortization for the quarter were negative $2.1 million compared with $6.5 million for the quarter ended September 30, 2000. As of September 30, 2001, Questron's assets totaled approximately $178.4 million (book value) and liabilities totaled approximately $131.0 million. For the reasons stated above, financial statements for the year ended December 31, 2001 have not been completed.

                         PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Dominic A. Polimeni            561                 241-5251
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           Questron Technology, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date 4/2/02                          By /s/ Domonic A. Polimeni
     ----------------------------       ---------------------------------------


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.